Filed by Washington Prime Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Washington Prime Group Inc.

Commission File No.: 001-36252

Combination Creates Leading Multi-faceted Retail REIT

Forward Looking Statements 1 This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of GRT and WPG concerning the proposed transaction involving GRT and WPG, the anticipated consequences and benefits of the transaction and the targeted close date for the transaction, and other future events and their potential effects on WPG and GRT, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of WPG ‘s and GRT’s management, and involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of GRT or WPG to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation: the ability to obtain the approval of the transaction by GRT’s shareholders; the ability to satisfy the condition to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the ability to finance the transaction; the ability to successfully operate and integrate GRT’s and WPG’s businesses and achieve cost savings; changes in asset quality and credit risk; ability to sustain revenue and earnings growth; changes in political, economic or market conditions generally and the real estate and capital markets specifically; the impact of increased competition; the availability of capital and financing; tenant or joint venture partner(s) bankruptcies; the failure to increase mall store occupancy and same-mall operating income; the level and volatility of interest rates; the rate of revenue increases as compared to expense increases; the financial stability of tenants within the retail industry; the; restrictions in current financing arrangements or the failure to comply with such arrangements; the impact of changes to tax legislation and the company’s tax position; failure to qualify as a real estate investment trust; the failure to refinance debt at favorable terms and conditions; loss of key personnel; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; possible restrictions on the ability to operate or dispose of any partially-owned properties; the failure to achieve earnings/funds from operations targets or estimates; the failure to achieve projected returns or yields on development and investment properties; changes in generally accepted accounting principles or interpretations thereof; terrorist activities and international hostilities, which may adversely affect the general economy, as well as domestic and global financial and capital markets, specific industries and our properties; the unfavorable resolution of legal proceedings; the impact of future acquisitions and divestitures; significant costs related to environmental issues; and other risks and uncertainties, including those detailed from time to time in WPG’s and GRT’s periodic reports filed with the Securities and Exchange Commission, including WPG’s and GRT’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements in this communication are qualified by these risk factors. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and GRT and WPG undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Actual results may differ materially from current projections. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

WPG Investor Update Since the Glimcher announcement, WPG investors have asked for additional clarity on the following topics: Transaction background and process Rationale for buying Glimcher Pro forma financial impact of acquisition on WPG Governance and management The Future - WPG 2

Transaction Background and Process for WPG Since its May spin, WPG has reviewed a wide variety of acquisition opportunities including portfolios of open air shopping centers, net lease buildings and enclosed malls GRT was identified as an excellent fit due to portfolio quality, internalized operational management platform and discount to NAV GRT’s size necessitated binding pre-sale of assets to provide the capital needed by WPG to complete the transaction and maintain its investment grade ratings Jersey Gardens, given its size and value, was identified immediately as a source of equity capital Confidentiality, ability to underwrite quickly and certainty of close for all aspects of these back-to-back dispositions were essential to the process, and SPG was best positioned to meet those WPG objectives Significant negotiations occurred between WPG – led by Mark Ordan – and SPG over asset selection, terms and price for the assets sold to SPG David Simon and Rick Sokolov appropriately recused themselves from WPG Board deliberations, meetings and approvals. The transaction was led by Mark Ordan and WPG senior management, and approved unanimously by independent WPG Board members 3

Strategic Rationale – Acquisition

Acquire Quality Portfolio Accretively / Enhances Shareholder Return

- Acquire 23 quality retail assets at attractive mid-6% cap rate after asset sales to Simon
  - Acquisition below estimated NAV by some analysts
  - Obtained valuable GRT platform as part of transaction
- Enhances WPG's same store growth rate, plus redevelopment upside
- Broader tenant base and high quality assets provide more meaningful relationships with retailers
- Accretive to pro forma FFO / share: $0.13 - $0.17 or approximately 8%
- Fully covered and growing dividend - $1.00 / share at ~50% FFO payout ratio
- Free cash flow after dividend payment of ~$140mm after recurring capital expenditures
- Retain investment grade metrics and balance sheet superior to many peers
  - Net Debt / EBITDA projected to be ~7x

Estimated Cost of Occupancy


14.4%
13.4%
WPG
Pro Forma (1)

Projected 2015 NOI Growth


3-3.5%
4-5%
WPG
Pro Forma (1)

(1) Pro forma after assets sold to SPG.

4

Strategic Rationale - Management Integrates Expertise and Delivers Infrastructure Platform Internalizes dedicated operating team to replace the short term external support and mall management agreements with SPG on accretive basis Integrates best of WPG and GRT management expertise Board Oversight Financial Management Leasing/Operating Development Performance Driven Culture Provides cost efficient operating/administrative platform reducing transition risk G&A and operating savings $12 - 16 million per annum 5

Acquisition Increases WPG’s Pro Forma FFO / Share Components of the $0.13 – 0.17 of FFO / share accretion include: GRT contribution to pro forma WP Glimcher FFO / share Incremental internal growth from leasing / development efforts aided by a lower cost of capital $12 – 16mm of pro forma G&A and property expense savings Completion of Joint Venture transaction Expected GAAP adjustments 6 FFO / Share $1.40 $1.50 $1.60 $1.70 $1.80 $1.90 $2.00 $2.10 Standalone Run Rate FFO / Share Pro Forma WP Glimcher Run Rate FFO / Share $1.80 $1.93 - 1.97

Sources and Uses Bridge loan planned to be repaid with $875mm of fixed rate unsecured debt financing and $315mm of joint venture proceeds Further asset sales not necessary but will be considered as part of ongoing strategy No further common equity sales needed or contemplated Will maintain investment grade metrics (1) (1) Based on WPG share price of $19.11, the trailing 10-day VWAP at announcement. 7 Sources $mm % Mortgage Debt Assumed by WPG $1,276 29% Assets Sold to Simon 1,090 25 WPG Stock and Units to Glimcher Shareholders 592 14 Committed Bridge Loan 1,190 27 Preferred Stock Assumed 198 5 Total Sources $4,346 100% Uses $mm % Cash to Glimcher Shareholders $1,525 35% WPG Stock and Units to Glimcher Shareholders 592 14 Mortgage Debt Assumed by WPG 1,276 29 Mortgage Debt Assumed by SPG 424 10 Preferred Stock Assumed 198 5 Preferred Stock Redeemed 118 3 Payoff of Existing GRT Credit Facility 128 3 Transaction Expenses 86 2 Total Uses $4,346 100%

Pro Forma Capitalization Includes acquisition of GRT, sale of assets to SPG, and completion of contemplated joint venture transaction. Based on WPG share price of $19.11, the trailing 10-day VWAP at announcement. The number of shares / units doesn’t change due to fixed exchange ratio. Pro forma EBITDA for acquisition of GRT, sale of properties to SPG, joint venture transaction, and including realization of projected cost savings. (4) (1) (2) 8 (3) ($ in millions) WPG Transaction Pro Forma Standalone Adjustments WP Glimcher Equity Common Shares 155.2 29.2 184.4 OP Units 33.0 1.8 34.8 Total Diluted Shares and Units 188.2 31.0 219.2 Share Price $19.11 $19.11 Equity Market Capitalization $3,597 $4,189 Preferred Equity (Redemption Value) 0 198 198 Total Equity Capitalization $3,597 $790 $4,387 Debt Secured Debt $1,517 $1,016 $2,533 Revolver / Term Loan 841 0 841 Other Unsecured Debt 0 875 875 Total Debt $2,358 $1,891 $4,249 Less: Cash and Cash Equivalents (94) (31) (125) Net Debt $2,264 $1,860 $4,124 Total Enterprise Value $5,861 $8,511 Net Debt / EBITDA 5.3x ~7.0x

Net Debt / LQA EBITDA (2) Net Debt / Undepreciated Assets (2) (3) Information provided for select public company competitors only for illustrative purposes. As of 6/30/2014 for competitors. Total Undepreciated Assets calculated as the sum of total assets and accumulated depreciation. Pro forma EBITDA pro forma for acquisition of GRT and sale of properties to SPG, and including realization of projected cost savings. (4) (4) Competitor Landscape (1) ~ 7.0x 9 10.8x 9.4x 8.1x 7.5x WPG RSE GGP PEI CBL 48.7% 69.4% 64.5% 51.9% 47.5% WPG RSE GGP CBL PEI

Strategy, capital allocation and capital markets decisions led by the Executive Chair Daily operations led by the CEO, who reports to the Executive Chair No executive who continues with WP Glimcher receives any severance or change of control payment Equity received in acquisition by continuing GRT executives will be subject to multi-year sale restrictions Senior executives of WP Glimcher will have shareholder return based equity grants and annual Long-Term Incentive Plan (LTIP) awards Michael Glimcher has a contract substantially similar to Mark Ordan’s existing contract Washington Prime executives, including former SPG personnel, have a proven results driven operations background, and a track record of outsized shareholder returns (including turnaround of Sunrise Senior Living and The Mills Company) 9 member, non-staggered Board with 5 highly qualified independent directors that have a clear conflict of interest policy Governance and Management 10

Strong cash flowing portfolio with under market rents and strong cash flow growth potential through core leasing, redevelopment and new development opportunities A significant player in open air, power and enclosed mall categories – opportunity for growth in each subsector Generates significant free cash flow for reinvestment after paying an attractive dividend An investment grade company with superior access to low cost capital A seasoned management team through combined strengths of Washington Prime and Glimcher A careful, performance and cash flow driven culture backed by efficient management systems and processes Strong governance with a best in class Board To continue the Washington Prime strategy: Maximizing cash flow growth of existing assets Generating additional value through redevelopment and development Acquiring properties or portfolios of solid assets with “Franchise Value” Assets purchased at a favorable cap rate With a lasting place in the market and cash flow growth potential In subsectors in which we already operate Confident of success The Future – WP Glimcher 11

Additional Information and Where to Find It 12 In connection with the proposed transaction, WPG will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of GRT and a prospectus of WPG, and GRT will file other documents with respect to WPG’s proposed acquisition of GRT. GRT plans to mail the definitive proxy statement/prospectus and a form of proxy to its shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENT AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WPG, GRT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about WPG and GRT, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from WPG by accessing WPG’s website at investors.washingtonprime.com under the heading “Financial Information” and then under “SEC Filings” or from GRT by accessing GRT’s website at investor.glimcher.com under the heading “Financial Information” and then under “SEC Filings” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Washington Prime Group Inc., 7315 Wisconsin Avenue, Bethesda, Maryland 20814, Attention: Investor Relations, Telephone: 240-630-0021 or to Glimcher Realty Trust, 180 East Broad Street, Columbus, Ohio 43215, Attention: Investor Relations, Telephone: 614-887-5632. WPG, GRT and their respective directors or trustees and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GRT’s shareholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GRT’s shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, in GRT is set forth in WPG’s Registration Statement on Form 10-12(b), GRT’s Annual Report on Form 10-K for the year ended December 31, 2013, and GRT’s Proxy Statement on Schedule 14A, dated March 28, 2014, which are filed with the SEC. Additional information regarding the interests of WPG’s or GRT’s directors or trustees and executive officers in the proposed transactions, which may be different than those of GRT’s shareholders generally, will be contained in the proxy statement/prospectus and other relevant documents when filed with the SEC in connection with the proposed transactions.